The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction, and deliver securities to the investor.

Investor Commitment. The Investor will submit, through CrowdSourceFunded.com Portal a requested investment amount. When doing so the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.

Acceptance of the Investment. If the Investor Agreement is complete, the Investor will typically be automatically accepted for an investment in the Company within a few minutes. At this point, the Investor will be sent an email version of the Investor agreement in PDF format signed by the Investor and the Company, as well as, a confirmation of the commitment. This information will also be available on the investor's "My Investor" screen on the CrowdSourceFunded.com website.

Investor transferring of funds. Upon receipt of confirmation the investment has been accepted, the investor **will** be responsible for transferring funds into the third party escrow account set up on behalf of issuers offering securities through CrowdSourceFunded.com

Progress of the Offering. The Crowdsourcefunded.com Portal will make realtime updates on the progress of the offering, including: total amounts raised at any given time, notifications by email and through the "My Investments" screen when the offering target amount has been met and in the instance of a concurrent offering daily updates reducing the maximum target if indications related to the concurrent offering warrant.

Closing: Original Deadline. Unless and until, the target offering amount is met early, Investor funds will be transferred from the escrow account to the Company, on the deadline date identified in the Cover Page to the **Form C** and the Company's CrowdSourceFunded.com Portal Profile.

Early Closings. If the target offering amount is met prior to the original deadline date we may close the offering earlier, but, no less than 21 days after the date on which information about the Company including this Form C, is posted on our CrowdSourceFunded.com Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline Investors will receive notice of it by email and through the "My Investment's" screen. At the time of the new deadline, your funds will be transferred to the Company, from the escrow account, provided the targeted offering amount, is still met, after any cancellations.

Book Entry. All Investments will be in book entry form. This means that the Investor will not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors Agreement again. The investment Agreement will also be available on the "My Investment" screen.